Exhibit 99.1

Bragg Gaming Extends New Content Rollout Following Launch with DraftKings in New Jersey

Providing content from proprietary Atomic Slot Lab
and Indigo Magic studios to leading iGaming operator

TORONTO, January 30, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and technology with DraftKings Inc. (NASDAQ: DKNG) (“DraftKings”) in New Jersey. The launch further expands the reach of Bragg’s new, proprietary content in the U.S. and demonstrates continued progress for its North American expansion initiative.

Proprietary content such as Egyptian Magic, Fairy Dust and the Girl with the Golden Eyes from Bragg’s Atomic Slot Lab studio, as well as new exclusive premium content from the Company’s partner studios is now available to DraftKings’ New Jersey customers at casino.draftkings.com. This follows the launch of Bragg’s new Remote Game Server (“RGS”) technology with the operator.

The roll-out of Bragg’s new content with DraftKings in New Jersey is an extension of an existing collaboration between the two online gaming companies in North America. The Company launched its new RGS technology and content with the operator in Michigan last year following prior deployments of content on the Company’s Spin Games RGS with DraftKings in New Jersey, Michigan, Pennsylvania and Connecticut.

According to H2 Gambling Capital, the interactive casino market in New Jersey is on track to generate US $1.8 billion in Gross Win in 2023.

Lara Falzon, President and Chief Operating Officer for Bragg Gaming Group, said: “The launch of our new proprietary and exclusive third-party content with DraftKings in New Jersey demonstrates the continued success of our initiative to expand existing relationships with leading North American iGaming operators. The rollout of our new RGS technology and content in the market with DraftKings is an important step forward in expanding the availability of our new U.S. content to a new group of players in one of the country’s largest iCasino markets.

“We are pleased to build on our relationship with DraftKings and look forward to providing their New Jersey players with engaging content that delivers a great gaming entertainment experience.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group